Filed by Agrium Inc. (Commission File No. 333-157966) Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: CF Industries Holdings, Inc.

Fundamentals of Growth Agrium: Revised Offer for CF November 9, 2009

Fundamentals of Growth

Important Information
This presentation does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of
CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the
Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium
Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009, as amended. The
Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the
Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ
THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC
CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.
Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the
Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J
7E8. Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.
Agrium, North Acquisition Co., a wholly-owned subsidiary of Agrium, their respective directors and executive officers and certain other persons are deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated April 3, 2009 relating to the annual general meeting of its shareholders held on May
13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.
All information in this presentation concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Fundamentals of Growth

Forward-Looking Statements
Certain statements and other information included in this presentation constitute “forward-looking information” within the meaning of applicable
Canadian securities legislation or constitute “forward-looking statements” (together, “forward-looking statements”). All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.
Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.
Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this presentation as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.
All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

Fundamentals of Growth 4 Agenda Introduction Governance Standalone Value of CF Premiums Analysis Conclusion Appendix Transaction Valuation

Fundamentals of Growth 5 Introduction Governance Transaction Valuation Premiums Analysis Conclusion Appendix Standalone Value of CF

Fundamentals of Growth

Agrium remains committed and will consider all options, including nominating a slate of directors to the CF board and litigation, if a resounding majority tender to our offer and CF refuses to act
Summary of Key Arguments
• CF should support its stockholders receiving a premium vs. pursuing a transaction that is dilutive to value
– Agrium’s offer represents a 101% premium to CF’s Jan 15 share price and a 71% premium to CF’s Feb 24 share price
• Fertilizer peers are up only 45% and 35% since Jan 15 and Feb 24, respectively
– CF stockholders stand to lose substantial value if CF acquires Terra
– CF stockholders have far greater upside potential with Agrium offer
• CF disregarding stockholder interests
– Clear stockholder mandate: CF told RiskMetrics they would engage, but haven’t
– Evolution of Terra offer has been repeatedly designed to circumvent a CF stockholder vote
• CF board should exercise good corporate governance and allow its stockholders a voice on Agrium’s offer
• CF stockholders must send a clear message to the CF board and tender into this offer at this price
– Agrium has made an unambiguous offer to preclude misinterpretation by CF

Fundamentals of Growth

Evolution of Situation
Source: Bloomberg. Market trading data as of Nov 6. Daily trading values have been rebased to CF stock price on Jan 15 (date of CF proposal for Terra).
(1) Represents Agrium current proposal for CF over time: one Agrium share plus $45 cash per CF share based on Agrium historical closing prices.
(2) Based on illustrative peer group of Mosaic, Potash Corp, Intrepid Potash, Israel Chemicals, K+S, and Yara.
Performance of this peer group based on USD equivalent stock price movement since Jan 15.
(3) CF unaffected price of $68.33 based on illustrative peer group of Mosaic, Potash Corp, Intrepid Potash, Israel
Chemicals, K+S, and Yara. Peer group performance based on USD equivalent stock price movement since base dates. Percentage moves applied to CF’s operating asset value per share on respective base dates, using net cash at Dec 31, 2008. Results then adjusted back for net cash at Sep 30, including CF’s toehold in Terra, valued at a $29 estimated unaffected stock price for Terra per CF’s Nov 4 Investor Presentation.
• Our offer represents a
101% premium to
CF’s Jan 15 price of
$47.23 and a 71%
premium to the Feb 24
price of $55.58
– Stockholders will
have the opportunity
to participate in the
upside to the
commodity cycle by
electing to receive
Agrium shares
• Peers are up 45%
since Jan 15 and 35%
since Feb 24
• Excess CF returns
attributable to
Agrium’s offer for CF
– Offer is at a 39%
premium to
unaffected (3)
40
50
60
70
80
90
100
$110
Jan 1 Jan 31 Mar 2 Apr 1 May 1 May 31 Jun 30 Jul 30 Aug 29 Sep 28 Oct 28
Jan 15
CF announces acquisition
proposal for Terra
Current
Proposal(1):
$95.11
CF: $79.05
67% since
Jan 15
Global
Fertilizer
Peers(2): 45%
since Jan 15
Feb 25
Agrium announces
acquisition proposal
for CF

Fundamentals of Growth

• 6.6x multiple of 2010E ‘Owned’ EBITDA
(1)
Multiples:
76% Agrium and 24% CF Pro Forma Ownership:
• $45 in cash and 1 Agrium share per CF share (total consideration of $95.11 as at Nov 6)
• Aggregate consideration of $4.8 billion ($2.3 billion cash and $2.5 billion in equity)
• CF stockholders may elect mixed consideration, or cash or shares, subject to proration
Consideration:
Committed debt facilities from Royal Bank of Canada and The Bank of Nova Scotia
Financing:
• CF terminates offer for Terra and waives its defences
• Receipt of U.S. regulatory and other customary approvals
•
Negotiation of definitive merger agreement *
•
Absence of any material adverse changes to CF or its business *
•
Our ability to conduct limited confirmatory due diligence *
* These conditions are similar to conditions in CF’s bid for Terra
Key Conditions:
• $47.88 or 101% premium to CF’s closing price on January 15, and $39.53 or 71%
premium to CF’s closing price on February 24 (based on total consideration of $95.11 as at Nov 6)
• An increase of $23.11 or 32% over Agrium’s initial offer of $72.00
Premium:
Agrium to combine with CF in a cash and stock deal Offer:
Summary of Revised Offer for CF
(1) Represents consensus estimated ‘owned’ EBITDA (consolidated EBITDA adjusted to reflect leakage of minority interest and addition of equity investment income). Assumes transaction expenses of $100 million.

Fundamentals of Growth 9 Introduction Governance Transaction Valuation Premiums Analysis Conclusion Appendix Standalone Value of CF

Fundamentals of Growth

CF Earnings Fundamentals vs.
Share Price Performance
• In 2007, earnings outlook for 2008 was strong, given the then-positive pricing outlook
– Acquisitions are based on forward price expectations, not trailing prices
Source: CF filings and Bloomberg, market data as of Nov 6.
(1) Proportional EBITDA based on consensus ‘owned’ EBITDA (consolidated EBITDA adjusted to reflect leakage of minority interest and addition equity investment income).
(2) Represents ‘owned’ EBITDA (consolidated EBITDA less minority interest plus equity investments).  EBITDA attributable to minority interest partner based on reported minority interest per CF filings ($55 million and $117 million, for 2007A and 2008A respectively) adjusted for D&A, estimated as a portion of total D&A proportional to reported capex.
(3) CF unaffected price of $68.33 based on illustrative peer group of Mosaic, Potash Corp, Intrepid Potash, Israel
Chemicals, K+S, and Yara. Peer group performance based on USD equivalent stock price movement since base dates. Percentage moves applied to CF’s operating asset value per share on respective base dates, using net cash at Dec 31, 2008. Results then adjusted back for net cash at Sep 30, including CF’s toehold in Terra, valued at a $29 estimated unaffected stock price for Terra per CF’s Nov 4 Investor Presentation.
0
500
1,000
$1500
Jan 3, 2007:
$26.46
2007A: $622mm EBITDA (1)
CF Earnings Forecast (2008E):
May 29, 2007: $42.42
2008A: $1,127mm EBITDA (1)
2008 Avg Share
Price: $110.91
2009E: $717mm EBITDA (2)
CF Earnings Forecast (2010E):
Nov 6: $79.05 (Nominal)
Current Agrium Offer:
$95.11
Nov 6: $68.33
(Unaffected) (3)
0
60
120
$180
Jun 17, 2008: $169.62
2007
2008
2009
2007 Avg Share
Price: $57.94

Fundamentals of Growth

87%
68%
64%
55%
54%
14%
24%
26%
(15%)
112%
(14%)
-20%
0%
20%
40%
60%
80%
100%
120%
Potash Corp K&S Yara Intrepid Agrium Israel
Chemical
Mosaic Terra
Consensus
Terra
'Owned'
CF
Consensus
CF 'Owned'
(1) Bloomberg consensus EBITDA, calendarized.
(2) Peer average includes Terra consensus only.
(3) CF and Terra consensus estimated ‘owned’ EBITDA (consolidated EBITDA adjusted to reflect leakage of minority interest and addition of equity investment income).
CF Only Company Amongst Peers with
Lower EBITDA in 2010E vs. 2009E
C2009E – C2010E EBITDA Growth per Bloomberg Consensus
(1)
Peer Average
(2)
: +60%
(3)
• 2010E outlook anticipates a healthy rebound for potash, retail and phosphate markets
• Nitrogen volume improvement is expected to be muted and higher expected North
American gas prices will likely squeeze CF’s margins in 2010E
EBITDA
C2009E $1,498 $719 $909 $123 $947 $1,164 $2,336 $416 $404 $783 $717
C2010E $3,175 $1,343 $1,531 $203 $1,465 $1,799 $2,663 $516 $509 $674 $612
(3)

Fundamentals of Growth

•
Nitrogen and phosphate prices have declined approximately 14% and
13%, respectively
(1)
, since the day before our offer (February 24)
•
CF is experiencing reduced Forward Pricing Program (“FPP”) sales
(many such FPP sales booked in 2008) which, along with $85 million in gas hedging gains, inflated CF’s year-to-date results
•
CF’s customers recognize the economic shift occurring in the market and are no longer willing to buy under CF’s FPP
– CF conference call: “We continue to offer products through the FPP at prices that reflect our future expectation for nitrogen prices and margins, but we haven't found much recent customer interest in committing at those prices.”
(2)
Recent Market Factors Impacting CF
Past and Future Commodity Prices
Significant rise in input costs
Potential CF
Nitrogen Margin
Compression
Flat-to-modestly increasing
revenue from commodity
price appreciation
(1) Source: Green Markets. Nitrogen prices based on NOLA Urea. Phosphate prices based on Tampa Florida DAP.
(2) S. Wilson, Q3 2009 Earnings Conference Call, Oct 27.
(3) Henry Hub Natural Gas per Bloomberg.  Nymex gas price forward strip.
(4) Historical NOLA Urea per Green Markets. Forecast per Fertecon.
(5) Historical Central Florida DAP per Green Markets. Forecast per Blue, Johnson & Associates.
June Present 2010E
Natural Gas (US$/MMBtu)
(3)
$3.92 $4.59 $6.24
% change 17% 36%
Urea ($/short ton)
(4)
$240 $262 $318
% change 9% 21%
DAP ($/short ton)
(5)
$249 $273 $274
% change 9% 1%

Fundamentals of Growth

82.50 74.48
116.01
55.48
33.90
50.14
11.36
32.26
79.05
57.56
96.25
27.15
50.35
33.80
11.98
50.11
95.11
Israel
Chemicals
Agrium Yara Mosaic Intrepid Potash Corp K+S CF
Jun 12 Closing Price Current Stock Price Current AGU Offer
Peer Average Price Increase:  (9)%
% Change 5% (0)% (0)% (9)% (16)% (17)% (23)% (4)%
Source:  Bloomberg. Current market data as of Nov 6.
(1) All stock prices in USD. Israel Chemicals based on Tel Aviv listing; Jun 12 and Current USD:ILS FX of 0.2536 and
0.2657, respectively. K+S based on Xetra listing; Jun 12 and Current USD:EUR f/x of 1.4016 and 1.4847,
respectively. Yara based on ADR (USD). All other companies based on NYSE listings.
Chemical and Fertilizer Peer Price
Performance Since June 12
June 12 Closing Price vs. Current Stock Price
(1)
•
Fertilizer Peers’ share prices are down significantly since June 12; the reference date in RiskMetrics’ June report

Number of Observations
% of Total Observations in Period

Agrium

Fundamentals of Growth

Estimating CF’s Unaffected Stock Price
•
Following RiskMetrics’ approach
(1)
, 53% of results point to an
unaffected price in the $66 to $70 range, using base reference dates from December 31, 2008 to February 24, 2009
– Consistent with 9% decline of peers from June to current, applied to RiskMetrics’
June unaffected price assessment of $74
Source: Bloomberg, company filings; Current market data as of Nov 6.
(1) CF unaffected price based on illustrative peer group of Mosaic, Potash Corp, Intrepid Potash, Israel Chemicals,
K+S, and Yara. Peer group performance based on USD equivalent stock price movement since base dates.
Percentage moves applied to CF’s operating asset value per share on respective base dates, using net cash at
Dec 31, 2008. Results then adjusted back for net cash at Sep 30, including CF’s toehold in Terra, valued at a $29 estimated unaffected stock price for Terra per CF’s Nov 4 Investor Presentation.
3%
5%
3%
8%
18%
28%
25%
13%
0
2
4
6
8
10
12
$62.00 to
$64.00
$64.00 to
$66.00
$66.00 to
$68.00
$68.00 to
$70.00
$70.00 to
$72.00
$72.00 to
$74.00
$74.00 to
$76.00
$76.00 to
$78.00
CF Unaffected Price - Base Date Range from Dec 31, 2008 to Feb 24, 2009
0%
5%
10%
15%
20%
25%
30%

Fundamentals of Growth 15 Introduction Governance Transaction Valuation Premiums Analysis Conclusion Appendix Standalone Value of CF

Fundamentals of Growth

Agrium and Terra have historically traded
at a premium to CF
Source: Capital IQ, IBES.
Note: Forward Consolidated EBITDA Multiple based on IBES median EBITDA forecasts where the Forward Multiple refers to the following calendar year forecast period.
(1) Enterprise value calculated on a consolidated basis.
(2) CF EBITDA estimates not available prior to Oct 20, 2005.
(3) Forward consensus estimated ‘owned’ EBITDA (consolidated EBITDA adjusted to reflect leakage of minority interests and addition of equity investment income). Ratio of ‘owned’ EBITDA to consolidated EBITDA per analyst research reports, used as proxy for minority interests and addition of equity investment income, which is used to adjust consolidated EBITDA.  Enterprise values exclude minority interests.
Estimated Average Forward
‘Owned’ EBITDA Multiples
(3)
to 15-Jan-2009
Average Forward Consensus
EBITDA Multiples
(1)
to 15-Jan-2009
4.2 x
5.6 x
5.4 x
CF
4.5 x
5.9 x
5.7 x
CF TRA AGU
4.5 x  5.4 x Last 12 Months
6.4 x 6.9 x Last 3 Years
6.3 x  6.8 x
Since CF IPO
(Aug-05)
(2)
•
Markets have historically ascribed a premium to Agrium given its operational diversity and competitive advantages

Fundamentals of Growth

CF’s Own Analysis Highlights Risk of
Diluting Stockholder Value
• CF states that its current proposal for Terra represents a 40% premium to Terra’s estimated unaffected stock price
(1)
– At a $40.61 per share offer price, this implies a $29 unaffected stock price for Terra
– A $29 stock price implies an equity value of $2.9 billion and enterprise value of $2.4 billion for Terra on a standalone basis
• Using CF’s estimate of $525 million consolidated 2010E EBITDA (based on median equity research analyst estimates), Terra would be trading at 4.5x EV / 2010E Consolidated EBITDA on a standalone, unaffected basis
– This is consistent with Terra’s 12 month average forward multiple to Jan 15
– Remember that CF has consistently traded at a discount to Terra on an unaffected basis
• Merger activity has inflated both CF’s and Terra’s trading price – over time, stock price will likely revert back to unaffected levels.  If CF were successful in acquiring Terra, the value of the combined entity would be equal to the standalone value of CF and Terra plus synergies
– CF’s offer for Terra implies an enterprise value of $3.5 billion – $1.1 billion more than CF’s estimate of Terra’s standalone unaffected value
– Giving full credit for estimated synergies of $120 million (mid-point of CF’s estimate $105 million to $135 million, without risk adjustment), represents $0.5 billion, capitalized at Terra’s forward trading multiple of 4.5x
• Net of potential synergies, CF has proposed to pay $0.7 billion more than CF’s estimate of what Terra is worth in the public markets – more than $11 per share of CF stockholder value is being lost
(1) CF Nov 4 Investor Presentation. Stock prices as at Oct 30.

Fundamentals of Growth

Sensitivity Analysis : Net Value Leakage Per Share
@ Various Synergy Estimates and Valuation Multiples
Estimated Annual Synergies to be
Capitalized ($mm)
$ 11.54 $ 50 $ 105 $ 120 $ 135
4.2 x
$ 17.12 $ 13.23 $ 12.17 $ 11.11
4.4 x 16.98 12.96 11.86 10.76
4.5 x 16.85 12.68 11.54 10.40
5.0 x
16.44 11.82 10.56 9.30
CF’s Own Analysis Highlights Risk of
Reducing Stockholder Value
• The premium CF is proposing to pay
for Terra is significantly greater than
the value of capitalized synergies,
thereby diluting implied trading
price
(1) Per CF’s estimate of Terra’s unaffected share price per Nov 4 Investor Presentation.
(2) Fully diluted shares calculated per treatment in CF’s Nov 4 Investor Presentation.  Reflects 98.8mm basic shares, 0.9mm unvested and phantom shares and conversion of preferred into 0.2mm common shares.
(3) TRA net cash of $557mm as at Q3 2009 is pro forma for $600mm 2019 notes issuance and $381mm repayment of
2017 notes including tender premiums ($600mm debt, $1,198mm of cash and $41mm customer advances).
(4) Consolidated 2010E EBITDA estimate per CF’s Nov 4 Investor Presentation, based on median equity research analyst estimates.
(5) Midpoint of CF synergy estimates of $105mm to $135mm per CF’s Nov 4 Investor Presentation.
(6) Estimated deal expenses of $100mm combined for CF and Terra.
(7) Based on 59.5mm pro forma shares (49.8mm CF diluted shares per CF Nov 4 Investor Presentation, plus shares issued to Terra net of 6.9mm toehold).
CF’s offer
to acquire
Terra could
result in
$9 to $17
per share
of value
dilution
Source:  Latest Terra public filings and CF’s Nov 4 Investor Presentation, Market data as of Nov 6.
Illustrative Estimated Value Destruction
Standalone Terra Valuation
CF Estimation of TRA Unaffected Stock Price (1) $ 29.00
Implied Terra Market Cap (100.9 mm shares) (2) 2,927
Net Debt (Cash) (3) (557)
Terra Standalone Enterprise Value   (A) $ 2,370
Implied EV / 2010E Consolidated EBITDA ($525mm) (4) 4.5 x
Value of CF's Offer for Terra
Terra Offer Price (Based on At-Market CF) $ 40.17
Implied Terra Equity Value (100.9 mm shares) (2) 4,055
Net Debt (Cash) (3) (557)
Value of CF's Offer for Terra   (B) $ 3,498
Implied EV / 2010E Consolidated EBITDA ($525mm) (4) 6.7 x
Implied Enterprise Value Premium (C = B - A) $ 1,128
Estimated Annual Synergies (5) $ 120
Capitalized Value of Synergies (@ 4.5x)   (D) $ 542
Estimated Deal Expenses  (6)  (E) $ 100
Net Value Leakage (C - D + E) $ 686
Net Value Leakage Per Share  (7) $ 11.54

Value to CF Stockholders

Value to CF Stockholders

Fundamentals of Growth

CF Stockholders Benefit from Higher
Base Received in Agrium Offer
Agrium Offer at Illustrative 35% Cyclical Upward Move
CF Cyclical Move Required:
Unaffected Price
(1)
$124
Source:  Bloomberg; market data as of Nov 6
(1) CF unaffected price of $68.33 based on illustrative peer group of Mosaic, Potash Corp, Intrepid Potash, Israel
Chemicals, K+S, and Yara. Peer group performance based on USD equivalent stock price movement since base dates.  Percentage moves applied to CF’s operating asset value per share on respective base dates, using net cash at  Dec 31, 2008. Results then adjusted back for net cash at Sep 30, including CF’s toehold in Terra, valued at a $29 estimated unaffected stock price for Terra per CF’s Nov 4 Investor Presentation.
•
An illustrative cyclical upward
move of 35% from the current
Agrium offer would achieve a
future CF stock price of $128
assuming 100% stock
election (or reinvestment of
cash into sector)
•
CF stockholders would have
to realize an 88% cyclical
upward move on CF's
unaffected price
(1)
to
achieve equivalent future
value
$ 95.11
$ 128.40
Current Offer Price Implied Future
Offer Value
35%
Cyclical
Move
$ 128.40
$ 68.33
Cash-Adjusted CF
Unaffected Price
Future Offer Value
@ 35% Cyclical Move
88%
Required
Cyclical
Move

Fundamentals of Growth 20 Introduction Governance Transaction Valuation Premiums Analysis Conclusion Appendix Standalone Value of CF

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
33%
30%
15%
24%
91%
28%
29%
39%
32%
49%
16%
40%
61%
93%
Precedent Average for Mixed Consideration: 36%
Xerox Acquires Affiliated Computer Services
Walt Disney Acquires Marvel
Baker Hughes Acquires BJ Services
Petrobank Acquires TriStar Oil and Gas
NetApp Acquires Data Domain (1)
PepsiCo Acquires The Pepsi Bottling Group
PepsiCo Acquires PepsiAmericas
Merck Acquires Schering Plough
Pfizer Acquires Wyeth
Average for Cash - 18 deals (2)
Average for Stock - 6 deals (3)
Average of All 33 Precedent Deals
Implied EV of AGU Offer vs. CF EV at Feb 24 (4)
Implied EV of AGU Offer vs. CF EV at Jan 15 (4)

Fundamentals of Growth

Offer is at an Enterprise Value Premium
to Precedent Transactions
Average Undisturbed Enterprise Value Premium for North American
Transactions Since Sep 15, 2008 > US$1bn
Source: Company filings, company press releases and Capital IQ; market data as of Nov 6, 2009
Note: Includes deals where target is North American and implied equity and enterprise values are greater than US$1bn.  Excludes distressed / financial transactions.
High end of range shown for all collared transactions
Note: Enterprise values exclude minority interests and equity investments.  Assumes cash from exercise of in-the-money options is not used to repurchase shares
(1) On Jun 3, 2009, following EMC Corp’s proposal to acquire Data Domain for $30 per share in cash, Data Domain announced that they had entered into a revised acquisition agreement to acquire Net App for $30 per share in cash and stock (original offer was $25 per share in cash and stock). Premium represents revised offer
(2) Includes Perot Systems / Dell, Harvest Energy / KNOC, MPS Group / Adecco Group, Starent Networks / Cisco, Avocent Corporation / Emerson, Varian / Agilent, Medarex / Bristol-Myers Squibb,
Canadian Hydro / TransAlta, Data Domain / EMC, Addax Petroleum / Sinopec, Sun Micro Systems / Oracle, Petro-Canada / Suncor Energy, CV Therapeutics / Gilead, CV Therapeutics / Astellas, Mentor
Corporation / J&J, Advanced Medical Optics / Abbott, and Centennial Communications / AT&T, ImClone / Eli Lilly.
(3) Includes NRG / Exelon, Embarq / CenturyTel, Centex / Pulte, Metavante Technologies / Fidelity
National, Foundation / Alpha, and Black and Decker / Stanley Works.
(4) CF enterprise value based on historical prices and capital structures, excluding minority interest and equity investments.  Does not include transaction expenses.
•
When considering precedent transaction premiums, premiums to enterprise value are a more appropriate methodology than equity value, as high leverage distorts the equity premium being paid in the comparable transactions (vs. CF's net-cash position)

Fundamentals of Growth

Selected Precedent Chemical and
Fertilizer Transactions – Equity Premiums
21%
10%
46%
18%
52%
30%
34%
9%
14%
24%
21%
17%
53%
34%
39%
71%
101%
31%
25%
17%
17%
0%
20%
40%
60%
80%
100%
120%
2004
(2 deals,
15%)
2005
(1 deal,
8%)
2006
(3 deals,
23%)
2007
(4 deals,
31%)
2008
(3 deals,
23%)
2009
(0 deals,
0%)
2004
(1 deal,
25%)
2005
(1 deal,
25%)
2006
(0 deals,
0%)
2007
(1 deal,
25%)
2008
(1 deal,
25%)
2009
(0 deals,
0%)
1-Day Premium 1-Month Premium
1-Day Average 1-Month Average
Source: Thomson SDC. Closed transactions greater than US$100 million involving U.S. or Canadian targets (greater than 50% stake acquired, excluding distressed transactions).
1-Mo. Avg.
22%
1-Day Avg.
25%
(# deals,
% total)
Chemicals
(13 deals)
Fertilizers
(4 deals
(1)
)
1-Day Avg.
34%
1-Mo. Avg.
31%
CF Jan 15
share price
$47.23
$95.11
Current Offer
(2)
CF Feb 24
share price
$55.58
CF
unaffected
share price
$68.33 (3)
(1) Includes Anglo Potash/BHP Billiton Diamonds, UAP/Agrium, Royster-Clark/Agrium, and Nu Gro/United Industries.
(2) Share price premium based on current bid of $95.11 as of Nov 6, 2009.
(3) CF unaffected price of $68.33 based on illustrative peer group of Mosaic, Potash Corp, Intrepid Potash, Israel
Chemicals, K+S, and Yara. Peer group performance based on USD equivalent stock price movement since base dates. Percentage moves applied to CF’s operating asset value per share on respective base dates, using net cash at Dec 31, 2008. Results then adjusted back for net cash at Sep 30, including CF’s toehold in Terra, valued at a $29 estimated unaffected stock price for Terra per CF’s Nov 4 Investor Presentation.

Fundamentals of Growth

$2,050
$2,469
$2,617
Jan-15 CF
Price
Feb-24 CF
Price
Unaffected
Price
$34.85
$43.20
$50.45
Jan-15 CF
Price
Feb-24 CF
Price
Unaffected
Price
$47.23
$55.58
$68.33
Jan-15 CF
Price
Feb-24 CF
Price
Unaffected
Price
(1) Based on value of mixed consideration and Agrium share price of $50.11 as of Nov 6.
(2) Based on CF cash and short-term investments of $625 million less debt of $4 million, or $12.38 per CF share as of Dec 31, 2008 and current CF cash and short-term investments of $703 million less debt of $4.6 million as of Sep 30, 2009, plus the current market value of CF’s toehold in Terra of $203 million assuming an unaffected Terra share price of $29.00 per share.
(3) CF enterprise value based on historical prices and capital structure, excludes minority interest.  Does not include transaction expenses.
(4) CF unaffected price of $68.33 based on illustrative peer group of Mosaic, Potash Corp, Intrepid Potash, Israel
Chemicals, K+S, and Yara. Peer group performance based on USD equivalent stock price movement since base dates. Percentage moves applied to CF’s operating asset value per share on respective base dates, using net cash at Dec 31, 2008. Results then adjusted back for net cash at Sep 30, including CF’s toehold in Terra, valued at a $29 estimated unaffected stock price for Terra per CF’s Nov 4 Investor Presentation.
Premiums
(1)
$95.11
Current
Offer
Cash-Adjusted Premiums
(1,2)
Significant Premium to CF Stockholders
Across Multiple Metrics
39% 71% 101%
(4) (4) (4)
EV Premiums
(3)
•
Premiums should be viewed on a cash-adjusted basis: you can’t pay a premium for cash
$77.23
($95.11, less
$17.88 net
cash per CF
share)
53% 79% 122%
$3,965
Current
Offer
52% 61% 93%

Fundamentals of Growth 24 Introduction Governance Transaction Valuation Premiums Analysis Conclusion Appendix Standalone Value of CF

Fundamentals of Growth

CF’s Disregard for Stockholder Interests
• CF has ignored the clear mandate from its stockholders to engage with Agrium
– 62% of CF stockholders tendered to Agrium’s June offer
– CF committed to engage but has failed to do so
– All previous and all subsequent overtures by Agrium summarily rejected
• CF is managing stockholder resources in a questionable manner
– Using cash to buy stock of Terra above CF's own estimate of standalone value during contested takeover contest: exposes shareholders to immediate value dilution vs. Agrium deal
– CF’s offer is in excess of estimated synergies and a transfer of value from CF stockholders
– Adding significant debt and risk, despite CF’s previous protests of Agrium’s use of leverage in acquiring CF
• CF described pro forma Agrium/CF as a “highly leveraged” company noting its leverage would increase from
1.4x to 1.5x 2009E EBITDA
(1)
• CF proposes to increase debt from ~$0 to 1.7x 2009E EBITDA
(2)
on a less-stable base of business
• CF stockholders have been prevented from voting on Terra/CF vs. CF/Agrium
– Restructured offer for Terra on Mar 8 to include non-voting preferred stock to circumvent CF stockholder vote
– Notwithstanding CF’s earlier criticism of Agrium’s use of cash in its offer for CF, CF has restructured the form of consideration under its offer for Terra as predominantly cash, which once again circumvents a CF stockholder vote
– CF has effectively ignored the judgment of its stockholders
• Why would any stockholder want to hold stock of a company whose management does not listen to, nor respect the rights of its own stockholders?
(1) CF Roadshow presentation, Mar 9.
(2) Pro forma $2.2 billion total debt per CF Nov 4 Investor Presentation, divided by pro forma consolidated 2009E
EBITDA of $1.3 billion ($773 million CF plus $419 million Terra plus $120 million synergies).

Fundamentals of Growth

Significant Turnover in CF’s Stockholder
Base by Long-Term Investors
•
Long-term CF stockholders have sent a clear message to CF about their perspectives on fundamental value
•
Since January 1, 2009, nearly all of CF’s top 20 stockholders as at
December 31, 2008 reduced their positions significantly
– Excluding index and hedge funds, and related party shareholders, CF’s long term stockholders sold 74% of their holdings in CF
– Similar trend apparent for top 50 stockholders
•
Selling activity at prices below Agrium’s offer price does not support a standalone value for CF in the $80s as CF has suggested
% Change in Position Since Dec 31
(66.3)% (74.3)%
- Excluding Index & Hedge Funds, & Related Party Shareholders
(69.2)% (74.4)% - Excluding Index Funds & Related Party Shareholders
(52.0)% (51.7)%
All Stockholders (Includes long-term & related party stockholders, index and hedge funds &  other stockholders)
Top 50
Stockholders
Top 20
Stockholders
Source:  13-F filings per Thomson Financial as of Jun 30.

Fundamentals of Growth

•
RMG prefers to see mechanisms that promote independence, accountability, responsiveness and competence
CF’s Poor Track Record: Acting Against
RiskMetrics’ Guidelines
(RiskMetrics’ 2009 U.S. Proxy Voting Manual)
Accountability: CF’s structural defenses encourage the opportunity for Board entrenchment
• Classified board
• Poison pill
• Directors may only be removed for cause
• Prevent stockholders by acting written consent or to call special meetings
• Supermajority vote requirement to amend certain charter / bylaw provisions
Responsiveness: Directors should be responsive to stockholders, particularly to tender offers where a majority of votes are tendered
• 62% of CF stockholders tendered to Agrium’s June offer, yet CF has continually refused to engage with Agrium
• CF’s Board is acting contrary to RiskMetrics’ guidelines and in our view is not acting in its stockholders’ best interests to create stockholder value
“RMG supports strong boards that demonstrate a commitment to creating shareholder value”

Fundamentals of Growth 28 Introduction Governance Transaction Valuation Premiums Analysis Conclusion Appendix Standalone Value of CF

Fundamentals of Growth

CF/Agrium: Better Combination Across
All Criteria
9.2% 6.6% Integration Risk (Synergies % of Pro Forma 2010E EBITDA) (1)
113% 43% Integration Risk (Deal Size % of Current Enterprise Value)
Smaller business totally reliant on
volatile commodities
Bigger, stronger and more stable
company
Stability
2009E: 1.7x
2010E: 1.7x
2009E: 1.6x
2010E: 1.0x
Pro Forma Leverage (Debt/EBITDA) (3)
CF: 4.2x
Terra: 4.5x
Blended: 4.3x
Agrium: 5.4x
CF: 4.2x
Blended: 5.1x
Historical Consensus Forward Trading Multiple (2)
$1,310 $2,289 Pro Forma 2010E EBITDA ($millions) (1)
2 revenue streams:
Nitrogen and Phosphate
5 revenue streams:
Nitrogen, Phosphate, Potash,
Retail and Specialties
Diversity
Estimated Non-Investment
Grade
(4)
Investment Grade
(lower cost of capital)
Credit Rating
CF has
invested in 1 joint venture:
TOTAL OF $25 MILLION
Agrium has
successfully completed 16
acquisitions:
9 acquisitions
TOTALING $3.4 BILLION
in the last 5 years alone
Execution and Integration Risk
Terra/CF CF/Agrium
(1) Includes CF/Agrium synergies of ~$150 million and Terra/CF synergies of $120 million.
(2) Blended multiple of consensus EBITDA weighted on current enterprise value basis as of Nov 6. 12 month historical forward multiples ending Jan 15.  Source: CapitalIQ.
(3) Agrium 2009E pro forma debt of $3.0 billion ($1.8 billion existing debt plus $1.2 billion new debt), divided by pro forma consolidated EBITDA for 2009E of $1.9 billion ($947 million Agrium plus $783 million
CF plus ~$150 million synergies) and 2010E pro forma debt of $2.3 billion, divided by pro forma consolidated EBITDA for 2010E of $2.3 billion ($1.5 billion Agrium plus $674 million
CF plus ~$150 million synergies). Pro forma CF total debt of $2.2 billion per CF Nov 4 Investor Presentation, divided by pro forma consolidated EBITDA for 2009E of $1.3 billion ($783 million CF plus $416 million Terra and  $120 million synergies) and 2010E of $1.3 billion ($674 million CF plus $516 million Terra and $120 million synergies). Assumes no pay-down of CF pro forma debt.
(4) Investment rating not yet public.

Fundamentals of Growth

RiskMetrics Should Endorse Agrium’s
Offer
• Agrium has made this best and final offer to provide clarity that this is a referendum on completing this deal at this price, not a referendum on engagement
– Fully-financed
– All Canadian regulatory issues satisfied, re-filed with FTC as required under HSR
– We are prepared to immediately execute a binding merger agreement, subject to limited confirmatory due diligence (exactly the same as CF’s offer for Terra)
“At the annual meeting, CF shareholders appeared to indicate that they trusted the CF board to do the right thing. We would hope that, depending on the tender offer results, the CF board would continue to deserve such trust.” (RiskMetrics, June 16, 2009)
“In our April 12 analysis, we concluded that there were at least some question regarding the seriousness of the Agrium offer, and that the then-prevailing offer value was not sufficiently compelling, and as such the burden did not shift to the CF board to justify its rejection of Agrium’s offer. Two months later, we conclude that Agrium has adequately proven is bona fides as a serious bidder and that the deal value is within the range of reasonableness such that the burden now shifts to the CF board to justify its
“just say no”
defense.”
(RiskMetrics, June 16, 2009)
• CF has failed to justify its “just say no” defense
• Target shareholders, as owners of the company, should be allowed to decide the company’s fate
CF stockholders must send a clear message to the CF board and tender into Agrium’s offer
Agrium remains committed and will consider all options including nominating a slate of directors to the CF board and litigation, if a resounding majority tender to our offer and CF refuses to act
“Given the extraordinary nature of the CF board’s ‘end-run’ around its own shareholders, we remain concerned about the accountability of the CF board going forward.” (RiskMetrics, June 16, 2009)

Fundamentals of Growth 31 Introduction Governance Transaction Valuation Premiums Analysis Conclusion Appendix Standalone Value of CF

Fundamentals of Growth

Timeline of Events
•
Agrium confirms best and final offer absent engagement by CF (6/3)
•
Agrium extends exchange offer to June 22 (6/3)
May 30
•
Agrium increases offer to acquire CF (5/11)
– $40.00 in cash plus 1 Agrium share
•
CF Board rejects Agrium’s revised offer (5/15)
May 10
•
CF extends exchange offer to June 26 (5/22)
May 17
•
CF stockholders withhold ~20% of votes for CF directors (4/21)
•
CF extends exchange offer to June 12 (4/24)
Apr 19
• ISS RiskMetrics recommends stockholders do not withhold on CF directors (4/12)
Apr 12
•
Agrium files exchange offer to acquire CF (3/16)
– Disclosed 2.6% toe-hold position established in February
Mar 15
•
CF files 14D-9 (3/23)
• Agrium increases offer to acquire CF and launches withhold vote campaign (3/27)
– $35.00 in cash plus 1 Agrium share
Mar 22
•
CF Board rejects Agrium’s proposal (3/9)
Mar 8
•
CF Board rejects Agrium’s revised offer (3/29)
•
Agrium files amended exchange offer to acquire CF (3/30)
Mar 29
•
Agrium announces proposal to acquire CF (2/25)
– $31.70 in cash plus 1 Agrium share
– Fully-committed financing
•
CF files exchange offer to acquire Terra (2/23)
– Extensive conditionality
Feb 22
•
Terra Board rejects CF’s offer (3/5)
Mar 1
•
CF announces proposal to acquire Terra (1/15)
– 100% stock transaction, $20.00/share
– Transaction subject to CF stockholder vote under NYSE rules
Terra / CF
Jan 11
CF / Agrium Week
(1) CF unaffected price based on illustrative peer group of Mosaic, Potash Corp, Intrepid Potash, Israel Chemicals, K+S,
and Yara. Peer group performance based on USD equivalent stock price movement since Jan 15. This percentage move was applied to CF’s operating asset value per share on Jan 15. Results then adjusted back for net cash.
• CF restructures collar; claims value of revised offer increased to
$30.50; unaffected price
(1)
of CF shares would suggest otherwise (3/23)
•
Terra Board rejects CF’s revised proposal (3/24)
•
CF amends proposal to acquire Terra (3/9)
– Introduces collar, claims value of revised offer increased to $27.50;
unaffected price of CF shares would suggest otherwise
– Restructured offer to include non-voting preferred stock: attempting to circumvent CF stockholder vote
•
Terra Board rejects CF’s revised proposal (3/11)
•
CF launches proxy contest to elect three directors to Terra Board (3/12)
(1)

Fundamentals of Growth

Timeline of Events (cont’d)
• Terra reiterates unattractiveness of CF proposal and revises meeting date to November 20 (9/8)
Sep 6
• CF brings lawsuit to compel Terra to hold its annual meeting promptly (8/31)
• CF announces that its offer for Terra has expired and is not being extended (8/31)
• Terra announces 2009 Annual Shareholder Meeting to be held on
November 19, with record date of October 9 (8/31)
Aug 30
• CF increases exchange ratio to 0.465 CF shares per Terra share, an increase from prior exchange ratio of 0.4539 (8/5)
– CF also to issue five million contingent future shares to CF shareholders, which would convert into CF common stock if CF’s stock price traded over $115 for a specified period following close
– CF would also buyback approximately $1 billion of its shares following the transaction
•
CF extends revised exchange offer to August 21 (8/5)
Aug 2
•
Agrium extends exchange offer to September 22 (8/17)
•
CF extends exchange offer to August 31 (8/21)
•
Terra Board rejects CF’s revised proposal (8/25)
Aug 16
•
Agrium extends exchange offer to August 19 (7/20)
Jul 19
•
CF extends exchange offer to August 7 (7/6)
Jul 5
• Agrium notes that CF refuses to engage in discussions and that Agrium remains committed to acquiring CF (6/29)
Jun 28
•
CF reiterates it remains committed to acquiring Terra (6/16)
•
CF extends exchange offer to July 10 (6/19)
Jun 14
•
Agrium extends exchange offer to July 22 (6/23)
• 62% of CF stockholders tender their shares in support of Agrium’s exchange offer (6/23)
• CF files 14D-9 letter to its employees, stating that Agrium’s offer substantially undervalues CF (6/23)
• CF CEO says he is willing to consider deal with Agrium if a “compelling offer” is made
(6/26)
Jun 21
Terra / CF CF / Agrium Week
• ISS RiskMetrics recommends that CF stockholders tender their shares into Agrium’s offer (6/16)
• Agrium confirms it will continue to press CF if it receives a compelling majority of shares tendered, but will walk away from transaction if it does not (6/16)

Fundamentals of Growth

Timeline of Events (cont’d)
• Agrium announces best and final offer at an increased price of one
Agrium share plus $45 per CF share (11/5)
•
CF Board rejects Agrium’s revised proposal (11/6)
• CF revises offer for Terra to $32.00 cash and 0.1034 CF shares per
Terra share, including $7.50 per share dividend declared by Terra (11/1)
Nov 1
• Agrium announces the sale of half of its Carseland nitrogen facility to Terra for US$250 million (10/19)
– Sale contingent upon Agrium successfully closing its proposed acquisition of CF and Terra raising $600 million for debt restructuring
Oct 18
•
CF names three nominees to Terra’s board (10/14)
Oct 11
• CF announces it had acquired 7% of Terra in open market and made revised proposal to Terra (9/28)
•
Terra Board rejects CF’s revised proposal (10/1)
Sep 27
•
Agrium extends exchange offer to October 22 (9/21)
Sep 20
Terra / CF CF / Agrium Week
• Terra announces special $7.50 per share cash dividend and tender offer for 7.0% senior notes due 2017 (9/24)
• Terra sends letter to shareholders following announcement of its Q3 results urging them to reject CF’s proposals (10/22)

Number of Observations
% of Total Observations in Period

Agrium

Fundamentals of Growth

Estimating CF’s Unaffected Stock Price
•
Taken together, the three methodologies point to an unaffected stock price in the $64 to $70 range (53% of results)
(1) CF unaffected price based on illustrative peer group of Mosaic, Potash Corp, Intrepid Potash, Israel Chemicals,
K+S, and Yara. Peer group performance based on USD equivalent stock price movement since base dates.
Percentage moves applied to CF’s operating asset value per share on respective base dates, using net cash at
Mar 31. Results then adjusted back for net cash at Mar 31.
(2) Using same peer group, percentage moves applied to CF’s stock price respective base dates, with no adjustment for net cash.
(3) Using same peer group, percentage moves applied to CF’s operating asset value per share on respective base dates, using net cash at Dec 31. Results then adjusted back for net cash at Sep 30, including CF’s toehold in Terra, valued at a $29 estimated unaffected stock price for Terra per CF’s Nov 4 Investor Presentation.
Source: Bloomberg, company filings; Current market data as of Nov 6.
0
2
4
6
8
10
12
14
$56.00 to
$58.00
$58.00 to
$60.00
$60.00 to
$62.00
$62.00 to
$64.00
$64.00 to
$66.00
$66.00 to
$68.00
$68.00 to
$70.00
$70.00 to
$72.00
$72.00 to
$74.00
$74.00 to
$76.00
$76.00 to
$78.00
CF Unaffected Price - Base Date Range from Dec 31, 2008 to Feb 24, 2009
0%
5%
10%
15%
20%
25%
30%
AGU Methodology(1) CF Methodology(2) RMG Methodology(3)
5%
13%
25%
28%
18%
8%
3%
3%
3%
10%
20%
28%
25%
8%
3%
5%
8%
23%
33%
15%
15%
3%
5%

Fundamentals of Growth

CF’s “Consensus” EBITDA
• CF does not ‘own’ 100% of its consolidated EBITDA
– CF’s joint venture partner owns 34% minority interest in Canadian Fertilizer Limited
– CF also has equity in earnings from its interest in unconsolidated affiliate KEYTRADE AG
• Equity research analysts differ in their approach to calculating CF’s EBITDA
– Certain equity research analysts quote consolidated EBITDA where others adjust for leakage of minority interest and addition of equity investment income
– The following table reconciles EBITDA forecasts by analysts who formally cover CF to provide an estimated Bloomberg consensus view of “owned” EBITDA, including equity investment income
Note: Consensus also includes Dahlman Rose & Co..  Equity research analyst reports unavailable and not included in this analysis.
(1) Analyst reports EBITDA before deducting minority interest and excluding income from equity affiliates.
(2) Forecast equity earnings assumed to incorporate and primarily comprise minority interest adjustment.
(3) Analyst reports EBITDA after deducting minority interest but excluding income from equity affiliates.
(4) Minority interest not disclosed. Ratio of minority interest to EBITDA per Nov 19, 2008 report applied to current forecast EBITDA.
(5) Due to limited disclosure in Nov 6 report, equity investments referenced from Oct 2 report.
(6) Analyst reports 'Owned' EBITDA, i.e. after deducting minority interest and including income from equity affiliates.
(7) Minority interest and equity earnings not disclosed. Values based on ratio of equity income to
EBITDA per 2008A results applied to Sterne, Agee forecasts and calculated implied minority interest.
(US$ millions) Consensus
Broadpoint
(1,2)
BAS-ML
(3)
Goldman Sachs
(1,4)
UBS
(3,5)
BMO
(6)
Sterne, Agee
(1,7)
Adj. Average
02-Nov 27-Oct 01-Nov 06-Nov 27-Oct 27-Oct
Adiusted 2009E EBITDA Build-up
2009E EBITDA (per Analyst Report) $734 $828 $720 $823 $727 $824
Less: Minority Interest Adjustment - (105) (57) n/a n/a (98)
Add: Equity Earnings Adjustment (98) - - 2 n/a 3
Consensus 2009E 'Owned' EBITDA $636 $723 $663 $825 $727 $729 $717
Adiusted 2010E EBITDA Build-up
2010E EBITDA (per Analyst Report) $674 $805 $724 $660 $485 $676
Less: Minority Interest Adjustment - (115) (80) n/a n/a (84)
Add: Equity Earnings Adjustment (80) - - 6 n/a 2
Consensus 2010E 'Owned' EBITDA $594 $690 $644 $666 $485 $594 $612

Fundamentals of Growth

Offer is a Premium to Precedent Transactions
Precedent All Stock and Mixed Consideration Deals
Source: Company filings, Company press releases and Capital IQ
Note: Includes deals where target is North American and implied equity and enterprise values are greater than US$1bn.  Excludes distressed / financial transactions.  High end of range shown for all collared transactions. Assumes cash from exercise of in-the-money options is not used to repurchase shares.
(1) Represents current offer price as of Nov 6.  EV excludes minority interest. Premiums based off reference date of Feb 25, undisturbed date of Jan 15, and capital structure at Dec 31.  CF cash includes market value of position in Terra at an estimated unaffected price of $29 per CF’s Nov 4 Investor Presentation.
(2) Represents current offer price as of Nov 6. EV excludes minority interest. All premiums based off reference date of Jan 15 and capital structure at Dec 31. CF cash includes market value of position in
Terra at an estimated unaffected price of $29 per CF’s Nov 4 Investor Presentation.
(3) Represents current offer price as of Nov 6.  EV excludes minority interest. Premiums based off an estimated unaffected stock price of $68.33 and current capital structure at Nov 4. CF cash includes market value of position in Terra at an estimated unaffected price of $29 per CF’s Nov 4 Investor Presentation.
(4) On Jun 3, 2009, following EMC Corp’s proposal to acquire Data Domain for $30 per share in cash, Data Domain announced that they had entered into a revised acquisition agreement to acquire Net App or $30 per share in cash and stock (original offer was $25 per share in cash and stock) . Premium represents revised offer.
(5) Represents current offer price at revised deal terms (exchange ratio of 0.1034x and $32 cash per share) as of Oct 30.  EV excludes  minority interest. Premiums based off reference date of Jan 15. TRA cash net of $25mm estimated deal expenses.
Transaction Value
Premium to
Undisturbed
Premium to
1 Day Prior
Premium to
1 Month Prior
Announce Date Acquirer Target Equity EV Equity EV Equity EV Equity EV Equity EV
25-Feb-09 Agrium CF Industries (vs Feb 25 ref date) (1) $ 4,790 $ 3,965 101% 93% 71% 61% 101% 94% 83% 74%
25-Feb-09 Agrium CF Industries (vs Jan 15 ref date) (2) 4,790 3,965 101% 93% 101% 93% 71% 61% 88% 79%
25-Feb-09 Agrium CF Industries (vs Unaffected Price) (3)
4,790 3,965
39% 52%
All Stock
3-Nov-09 Stanley Works Black and Decker $ 3,603 $ 4,473 22% 17% 22% 17% 34% 26% 18% 14%
12-May-09 Alpha Natural Resources Foundation Coal 1,444 1,966 35% 23% 35% 23% 90% 53% 63% 40%
8-Apr-09 Pulte Centex 1,317 3,122 38% 13% 38% 13% 94% 26% 36% 12%
1-Apr-09 Fidelity National Metavante Technologies 3,183 4,471 23% 15% 23% 15% 48% 29% 34% 21%
27-Oct-08 CenturyTel Embarq 5,824 11,744 36% 15% 36% 15% (6)% (3)% 13% 6%
20-Oct-08 Exelon NRG 7,341 14,622 39% 15% 39% 15% (12)% (5)% 26% 11%
Median 35% 15% 35% 15% 41% 26% 30% 13%
Mean 32% 16% 32% 16% 41% 21% 32% 17%
Mixed Consideration
28-Sep-09 Xerox Affiliated Computer Services $ 7,072 $ 8,280 34% 33% 34% 33% 40% 38% 38% 36%
31-Aug-09 Walt Disney Marvel 3,981 3,877 29% 30% 29% 30% 26% 27% 29% 30%
31-Aug-09 Baker Hughes BJ Services 5,240 5,530 16% 15% 16% 15% 27% 25% 22% 21%
5-Aug-09 Petrobank TriStar Oil and Gas C$2,338 C$2,638 28% 24% 28% 24% 44% 37% 33% 28%
21-May-09 NetApp Data Domain (4) 1,974 1,612 67% 91% 67% 91% 114% 173% 82% 116%
20-Apr-09 PepsiCo The Pepsi Bottling Group 9,009 13,603 45% 28% 45% 28% 86% 44% 58% 33%
20-Apr-09 PepsiCo PepsiAmericas 3,593 5,793 43% 29% 43% 29% 80% 46% 55% 35%
9-Mar-09 Merck Schering Plough 42,023 45,850 45% 39% 34% 30% 20% 18% 32% 29%
15-Jan-09 CF Industries Terra Industries (5) 4,046 3,490 147% 128% 147% 128% 128% 109% 142% 123%
26-Jan-09 Pfizer Wyeth 70,336 65,151 29% 32% 15% 16% 39% 42% 25% 28%
Median 38% 31% 34% 30% 42% 40% 35% 32%
Mean 48% 45% 46% 43% 60% 56% 52% 48%
Premium to 1
Month VWAP

Fundamentals of Growth

Source: Company filings, Company press releases and CapIQ
Note: Includes deals where target is North American and implied equity and enterprise values are greater than US$1bn.  Excludes distressed / financial transactions.  High end of range shown for all collared transactions. Assumes cash from exercise of in-the-money options is not used to repurchase shares.
(1) Represents current offer price as of Nov 6.  EV excludes minority interest. Premiums based off reference date of Feb 25, undisturbed date of Jan 15, and capital structure at Dec 31.  CF cash includes market value of position in Terra at an estimated unaffected price of $29 per CF’s Nov 4 Investor Presentation.
(2) Represents current offer price as of Nov 6. EV excludes minority interest. All premiums based off reference date of Jan 15 and capital structure at Dec 31. CF cash includes market value of position in
Terra at an estimated unaffected price of $29 per CF’s Nov 4 Investor Presentation.
(3) Represents current offer price as of Nov 6.  EV excludes minority interest. Premiums based off an estimated unaffected stock price of $68.33 and current capital structure at Nov 4. CF cash includes market value of position in Terra at an estimated unaffected price of $29 per CF’s Nov 4 Investor Presentation.
(4) Target is Canadian.  TransAlta initially proposed to acquire Canadian Hydro at $4.55 per share on July 20.  Revised terms to $5.25 on October 5.  Premiums based off of revised deal terms.
(5) Undisturbed date as of May 20, one day prior to NetApp's bid for Data Domain.
(6) Target is Canadian. All premiums based off the unaffected date of Jun 5, except 1 day prior, which is based off of Jun 23.
(7) Target is Canadian.
(8) Undisturbed date is Jan 26, one day prior to Astellas bid for CV Therapeutics.
(9) Excluded from mean and median due to very high leverage at target, which inflates observed equity premiums.
Offer is a Premium to Precedent Transactions
Precedent All Cash Deals
Transaction Value
Premium to
Undisturbed
Premium to
1 Day Prior
Premium to
1 Month Prior
Announce Date Acquirer Target Equity EV Equity EV Equity EV Equity EV Equity EV
25-Feb-09 Agrium CF Industries (vs Feb 25 ref date) (1) $ 4,790 $ 3,965 101% 93% 71% 61% 101% 94% 83% 74%
25-Feb-09 Agrium CF Industries (vs Jan 15 ref date) (2) 4,790 3,965 101% 93% 101% 93% 71% 61% 88% 79%
25-Feb-09 Agrium CF Industries (vs Unaffected Price) (3) 4,790 3,965 39% 52%
All Cash
21-Sep-09 Dell Perot Systems $ 4,139 $ 3,760 68% 80% 68% 80% 76% 91% 76% 90%
22-Oct-09 KNOC Harvest Energy C$1,836 C$4,023 37% 14% 37% 14% 44% 16% 42% 15%
20-Oct-09 Adecco Group MPS Group $ 1,399 $ 1,242 24% 28% 24% 28% 24% 28% 27% 31%
13-Oct-09 Cisco Starent Networks 2,856 2,395 21% 26% 21% 26% 43% 55% 33% 42%
6-Oct-09 Emerson Avocent Corporation 1,174 1,190 22% 21% 22% 21% 45% 44% 25% 24%
27-Jul-09 Agilent Varian 1,608 1,413 33% 38% 33% 38% 30% 35% 37% 43%
23-Jul-09 Bristol-Myers Squibb Medarex 2,577 2,065 90% 126% 90% 126% 93% 130% 92% 131%
20-Jul-09 Transalta Canadian Hydro Developers (4) C$785 C$1,637 44% 21% 44% 21% 41% 20% 48% 22%
1-Jun-09 EMC Data Domain (5) 2,554 2,192 87% 118% 32% 39% 94% 130% 48% 60%
24-Jun-09 Sinopec Addax Petroleum (6) C$8,758 C$10,287 47% 37% 16% 13% 56% 42% 49% 38%
20-Apr-09 Oracle Sun Micro Systems 7,369 5,624 42% 63% 42% 63% 17% 24% 32% 46%
23-Mar-09 Suncor Energy Petro-Canada (7) C$19,622 C$22,638 33% 28% 33% 28% 52% 42% 42% 34%
12-Mar-09 Gilead CV Therapeutics (8) 1,421 1,308 76% 48% 25% 11% 29% 15% 28% 14%
27-Jan-09 Astellas CV Therapeutics 1,011 1,175 41% 33% 41% 33% 79% 61% 50% 40%
12-Jan-09 Abbott Advanced Medical Optics (9) 1,418 2,901 149% 41% 149% 41% 274% 55% 215% 49%
1-Dec-08 J&J Mentor Corporation 1,079 1,149 92% 82% 92% 82% 83% 75% 103% 90%
10-Nov-08 AT&T Centennial Communications 970 2,840 121% 23% 121% 23% 182% 28% 161% 26%
7-Oct-08 Eli Lilly ImClone 6,749 6,173 51% 58% 5% 5% 10% 11% 9% 10%
Median 45% 37% 35% 28% 49% 42% 45% 39%
Mean 60% 49% 50% 38% 71% 50% 62% 45%
Premium to 1
Month VWAP

Fundamentals of Growth

Long-term CF stockholders have sold
out...
•
Long-term CF stockholders have sold, sending a clear message about their perspectives on fundamental value to CF
Source:  13-F filings per Thomson Financial as of Jun 30.
Top 20 Stockholder Detail
Position as at
Investor Style Dec 31 Mar 31 Jun 30 % Chg Position
1 BARCLAYS BANK PLC Index 3,266,198 2,831,879 2,883,860 (11.7)%
2 STATE STR CORPORATION Index 3,239,344 2,319,261 2,058,487 (36.5)%
3 VANGUARD GROUP, INC. Index 2,731,690 2,359,299 2,245,809 (17.8)%
4 D. E. SHAW & CO., L.P. Hedge 1,911,397 587,168 103,410 (94.6)%
5 GREENLIGHT CAPITAL, INC. Institutional 1,812,938 -                      -                      (100.0)%
6 GROWMARK (1) Related Party 1,510,403 1,510,403 1,510,403 -
7 AMVESCAP PLC LONDON Institutional 1,501,561 51,909 -                      (100.0)%
8 CALAMOS ADVR LLC Institutional 1,402,650 -                      -                      (100.0)%
9 AXA FINANCIAL, INC. Institutional 1,045,483 849,705 758,178 (27.5)%
10 JANUS CAPITAL MANAGEMENT LLC Institutional 987,721 215,701 147,501 (85.1)%
11 DEUTSCHE BK AKTIENGESELLSCHAFT Institutional 838,812 703,701 274,250 (67.3)%
12 FEDERATED INVESTORS, INC. Institutional 790,228 4 59,900 (92.4)%
13 BANK OF AMERICA CORPORATION Institutional 756,296 293,655 290,575 (61.6)%
14 PENNANT CAPITAL MANAGEMENT Hedge 674,279 998,079 550,809 (18.3)%
15 LAZARD CAPITAL MARKETS LLC Institutional 662,784 -                      -                      (100.0)%
16 FIDELITY MANAGEMENT & RESEARCH Institutional 637,935 779,777 363,917 (43.0)%
17 MELLON BANK NA Institutional 630,677 426,524 -                      (100.0)%
18 NWQ INVESTMENT MGMT CO, LLC Institutional 622,838 754,999 249,707 (59.9)%
19 WELLINGTON MANAGEMENT CO, LLP Institutional 592,024 527,130 460,223 (22.3)%
20 COLLEGE RETIRE EQUITIES Institutional 583,512 491,711 701,098 20.2%
Top 20 Stockholders 26,198,770 15,700,905 12,658,127 (51.7)%
- Excluding Index Funds & Related Party 15,451,135 6,680,063 3,959,568 (74.4)%
- Excluding Index & Hedge Funds & Related Party 12,865,459 5,094,816 3,305,349 (74.3)%

Fundamentals of Growth

...And represent ~20% of Top 20
Source:  13-F filings per Thomson Financial as of Jun 30. Analysis excludes Agrium toe-hold position.
•
Significant new entrants in CF’s stockholder base accumulated positions from long-term stockholders selling out
Position as at
Investor Style Dec 31 Mar 31 Jun 30 % Chg Position
1 BARCLAYS BANK PLC Index 3,266,198 2,831,879 2,883,860 (11.7)%
2 VANGUARD GROUP, INC. Index 2,731,690 2,359,299 2,245,809 (17.8)%
3 STATE STR CORPORATION Index 3,239,344 2,319,261 2,058,487 (36.5)%
4 TPG AXON CAPITAL Hedge Fund -                      2,625,000 1,831,704 100.0%
5 ETON PARK CAPITAL MGMT, L.L.C. Hedge Fund -                      -                      1,615,300 100.0%
6 GROWMARK Related Party 1,510,403 1,510,403 1,510,403 -
7 MASON CAPITAL MANAGEMENT Hedge Fund -                      479,200 1,139,908 100.0%
8 CHESAPEAKE PTNR MGMT CO. INC. Hedge Fund -                      574,900 961,095 100.0%
9 THIRD POINT, L.L.C. Hedge Fund -                      -                      850,000 100.0%
10 OCH-ZIFF CAPITAL MGMT, L.P. Hedge Fund -                      -                      808,330 100.0%
11 AXA FINANCIAL, INC. Institutional 1,045,483 849,705 758,178 (27.5)%
12 COLLEGE RETIRE EQUITIES Institutional 583,512 491,711 701,098 20.2%
13 JGD MANAGEMENT CORP. Hedge Fund -                      500,000 628,635 100.0%
14 S & E PTNR L.P. Hedge Fund -                      -                      624,000 100.0%
15 NORTHERN TRUST CORP Index 564,594 553,691 569,171 0.8%
16 PENNANT CAPITAL MANAGEMENT Hedge Fund 674,279 998,079 550,809 (18.3)%
17 NOONDAY ASSET MANAGEMENT, L.P. Hedge Fund -                                  -                                  550,000 100.0%
18 AMERICAN CENT INVESTMENT MGMT. Institutional 234,172 640,266 526,889 125.0%
19 PUTNAM INVESTMENT MGMT, L.L.C. Institutional 346,313 449,521 507,827 46.6%
20 PAULSON & CO. INC. Institutional -                      -                      500,000 100.0%
Top 20 Stockholders 14,195,988 17,182,915 21,821,503 53.7%
- Excluding Index Funds & Related Party 2,883,759 7,608,382 12,553,773 335.3%
- Excluding Index & Hedge Funds & Related Party 2,209,480 2,431,203 2,993,992 35.5%
Top 20 Stockholder Detail